UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, Tel Aviv, 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On December 15, 2015, Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) published an immediate report in Hebrew with the Israel Securities Authority and the Tel Aviv Stock Exchange announcing as follows (summary translation from Hebrew):

The Company is announcing that with the completion of the statistical analysis, the Phase III clinical trial for its leading drug candidate, KIT-302, successfully met the primary efficacy endpoint of the trial protocol. As the trial results demonstrated that, the primary efficacy endpoint of the study has been successfully achieved, there is no need to recruit additional patients, and therefore, the results are final.

A combination drug, KIT-302, simultaneously treats pain caused by osteoarthritis and treats hypertension, which is a common side effect of stand-alone drugs that treat osteoarthritis pain. KIT-302 is comprised of two FDA approved drugs, celecoxib (Celebrex®) for the treatment of pain caused by osteoarthritis and amlodipine besylate, a drug designed to treat hypertension.

The trial was performed in four groups of twenty-six (26) to forty-nine (49) patients, with a total of 152 patients:

a)	Treated with KIT-302
b)	Treated with celecoxib only
c)	Treated with amlodipine besylate only
d)	Treated with a double placebo

Each patient was treated over a total period of two weeks. The trial began in June 2014 and was completed in November 2015.

The primary efficacy end-point of the trial, as approved by the U.S. Food & Drug Administration (FDA), was to show that a combination of the two components of KIT-302, as demonstrated in group (a), lowers daytime systolic blood pressure by at least 50% of the reduction in blood pressure achieved in patients in group (c), who were treated with blood pressure reduction medication only.

Furthermore, the final results show that not only was the primary efficacy end-point of the trial achieved, but that in patients from group (a) treated with KIT-302, there was a mean reduction in daytime systolic blood pressure of 10.6 mm Hg, which was more than the mean reduction in daytime systolic blood pressure of 8.8 mm Hg seen in patients from group (c) who were treated with blood pressure reduction medication only (p value of 0.001).

The Company intends to continue with the planned chemical development of the product, to conduct a final PK trial during the first half of 2016, and to submit a New Drug Application to the FDA during the second half of 2016.

Kitov management will hold a press conference at 2:00 pm local time in Tel Aviv, Israel at the Hilton Tel Aviv Hotel. The press conference will be webcast live and a playback will be available at www.kitovpharma.com.

Certain statements contained in the immediate report, with respect to the clinical trial results and the timeframe outlined above are forward-looking statements within the meaning of the Israeli Securities Law 5728-1968, which are based on facts know to the Company as of the date of the immediate report and on evaluations and projections, the fulfillment of which are dependent upon, inter alia, factors which are not in the Company’s control, including delays in the timeframe, third party dependencies, receipt of regulatory approval which are not in the control of the Company, and which could material impact the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS LTD.

Date: December 15, 2015	By:	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi
General Counsel